FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16

of the Securities Exchange Act of 1934

For the month of December 2015

CGG

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15 (address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

CGG ANNOUNCES EXCHANGE OFFER

EARLY TENDER TIME RESULTS

Approximately $ 126 million of the outstanding 2017 Senior Notes tendered

Paris, France, December 7, 2015

CGG Holding (U.S.) Inc. (“CGG US”), an indirect subsidiary of CGG S.A. (CGG S.A. together with its subsidiaries, “CGG”), announced today the Early Tender Time results in relation to its offer to exchange (i) any and all of CGG S.A.’s outstanding 7 3⁄4% Senior Notes due 2017 (CUSIP 204386AK2 / ISIN US204386AK24) (the “2017 Notes”) and (ii) up to $135,000,000 combined aggregate principal amount of CGG S.A.’s outstanding 6 1⁄2% Senior Notes due 2021 (CUSIP 204384AB7 / ISIN US204384AB76) (the “2021 Notes”) and 6 7⁄8% Senior Notes due 2022 (CUSIP 12531TAB5 / ISIN US12531TAB52; CUSIP F1704UAC8 / ISIN USF1704UAC83; CUSIP 12531TAA7 / ISIN US12531TAA79) (the “2022 Notes”) for senior secured term loans (the “Term Loans”) and, if applicable, cash (the “Exchange Offer”).

The terms and conditions of the Exchange Offer are detailed in an Offer to Exchange Statement dated November 19, 2015 (the “Offer to Exchange Statement”). This announcement should be read in conjunction with the Exchange Offer announcement of CGG US dated November 19, 2015.

Early Tender Time Results

The information and exchange agent for the Exchange Offer has reported to CGG US that approximately $126 million in aggregate principal amount (approximately 93%) of the outstanding $135 million aggregate principal amount of 2017 Notes had been tendered at or prior to 5:00 p.m., New York City time, on December 3, 2015 (the “Early Tender Time”). Additionally, aggregate principal amounts of approximately $45 million of the 2021 Notes and $80 million of the 2022 Notes, respectively, had been tendered at or prior to the Early Tender Time.

Exchange Offer Expiration Time

The Exchange Offer will expire at 11:59 p.m., New York City time, on December 17, 2015, unless extended or earlier terminated as described in the Offer to Exchange Statement (the “Expiration Time”). CGG US reserves the right to extend the Expiration Time in its absolute and sole discretion.

Announcement for Information Purposes Only

This announcement is for information purposes only and is neither an offer to exchange nor a solicitation of an offer to exchange any security. No recommendation is being made as to whether holders of the 2017 Notes, the 2021 Notes or the 2022 Notes should exchange 2017 Notes, 2021 Notes or 2022 Notes in the Exchange Offer. The Exchange Offer is not being made in any jurisdiction in which, or to or from, any person to or from whom, it is unlawful to make such an Exchange Offer under applicable state or foreign securities or “blue sky” laws.

Statements included in this announcement that are not a description of historical facts are forward-looking statements that involve risks, uncertainties, assumptions and other factors which, if they do not materialize or prove correct, could cause CGG’s results to differ materially from historical results or those expressed or implied by such forward-looking statements. There can be no assurance that the transactions contemplated in this announcement will be completed and CGG US reserves the right to extend or terminate the Exchange Offer and to otherwise amend or modify the Exchange Offer in any respect. CGG assumes no obligation to update any forward-looking statement included in this announcement to reflect events or circumstances arising after the date on which it was made.

This press release does not constitute an offer to sell or a solicitation of an offer to purchase any securities in any jurisdiction. The Exchange Offer is not being made to, and no tenders are being solicited from, holders or beneficial owners of the 2017 Notes, 2021 Notes or the 2022 Notes in any jurisdiction in which it is unlawful to make such Exchange Offer or grant such tenders. The making of the Exchange Offer, may be restricted by law in some jurisdictions. Persons into whose possession the Offer to Exchange Statement comes must inform themselves about and observe these restrictions.

The Exchange Offer shall not be considered an “offer of securities to the public” for purposes of Luxembourg law, or give rise to or require a prospectus in a European Economic Area member state which has implemented the European Union Prospectus Directive (2003/71/EC), as amended.

About CGG

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary business divisions of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation. CGG employs over 7,000 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

Contacts

Group Communications Christophe Barnini Tel: + 33 1 64 47 38 11 E-Mail: : invrelparis@cgg.com	Investor Relations Catherine Leveau Tel: +33 1 64 47 34 89 E-mail: : invrelparis@cgg.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO CGG’S REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384, NO. 333-158684, NO. 333-166250, NO. 333-173638, NO. 333-188120 AND NO. 333-197785) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date December 7th, 2015	By /s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Corporate Officer & CFO